
EVELO

EVELO

2019 Report

Dear investors,

As the first year in the past four years that the company has shown a profit, it represents a significant milestone for EVELO.

We have been able to improve our operations, lower expenses and focus on things that move the company forward. At this point, we have a strong product line and have been able to successfully mitigate tariffs by moving production to Taiwan. We have an experienced core team overseeing all aspects of the operations.

Of course, there's no question that the COVID-19 crisis has had a significant impact on businesses all over the country and it makes it more challenging to predict the performance throughout the year.

However, we will take all necessary and proactive measures to continue to succeed and grow as a company in 2020.

We need your help!

We always love to hear from our investors. If you have any questions, concerns, feedback or suggestions, you can always reach out to us directly at contact@evelo.com.

We also look forward to feedback from our investors on new products and initiatives. If you see new developments that you like or don't like, please communicate to us. All messages are read and appreciated

Sincerely,

Boris Mordkovich
CEO

Yevgeniy Mordkovich
CTO

Our Mission

With dense urban living on the rise and significant growth in U.S. bike infrastructure, electric bikes are at the intersection of trends impacting urban transportation. The demand for e-bikes in the US market is growing, and EVELO's innovative approach is key to meeting this demand. By introducing smart e-bikes that offer alternative ways to commute to work, combined with a direct-to-consumer distribution model, EVELO is positioned to play a significant role in the future of urban transportation

See our full profile

How did we do this year?

Report Card

B+

The Good

- We've become profitable for the first time in 4 years.
- We have successfully navigated the impact of tariffs on our business.
- We have continued to be vigilant on monitoring and lowering our expenses.

The Bad

- We've missed our sales target, so our profit was not as high as expected.
- We have continued to grow at only a modest pace.
- Our strategy of product diversification did not yield expected growth.

2019 At a Glance

January 1 to December 31



$3,346,208 +10%

Revenue



$46,570

Net Profit


IOU!

$29,510 [57%]

Short Term Debt



$50,000

Raised in 2017



$526,000

Cash on Hand
As of 03/30/20

INCOME | BALANCE | NARRATIVE

Net Margin: 1% **Gross Margin: 52%** **Return on Assets: 4%** **Earnings per Share: $136.17** **Revenue per Employee: $478,030**

Cash to Assets: 46% **Revenue to Receivables: ~** **Debt Ratio: 60%**

Annual_Report_Statements_2019.pdf

We ❤ Our 427 Investors

Thank You For Believing In Us

Milkbox Partners
James Donnell
Claudia Harris
Lee Columbus
Chris Calabrese
Okan Erol
Joshua Brigman
Kevin Dunn
Randy Mckinnish
Kenneth Dickie
Tom Rogers
Kar Mun Wong
Mike McCullough
Abdul Aziz M. AlKandari
Morris Gelman
Debbie Beers
Thomas M Healy
Ronald Clark
Vittorio DeSanti
Nancy Leong
Marcus Varnai
Bruce Gascoigne
John Loftin
Dino Balliviero
Tim Orum
Fred Katzman
Robert Imhoff
Wesley Davison
Joel Rahn
Victor Barrett
Edward Kuhrt
Michael Huskey
Eugene Williams
Matt Bentson
Sally J Soutter
G Terry Nevas
George Bridenbaugh
Richard Alderman
Andrei Cioara
Michael Wood
Al Sciola
Kirk Lively
Sean O'Dowd
Terry Mayer
Alex Shepherd
Louise England
David Manley
Lindell Wright
Joseph Murphy
Jay Otto
Tim Saur
Jason Boatwright
John T. Riecker
Cheng Hung Chen
Ray Patch
Hugo Padilla
Jason Ingber
Roy Rebeiro
Tej Desai
Robert Hempton
Peter Ng
Jason Gerlach
Margaret Becker
David Hourani
Alex Harvey Kaufman
Demarley Holder
Rick Singer
Anthony Stewart
Gary Wescott
Dean Heller
Isaac Singer
Melissa Reid
Douglas Cherry
Yuriy Kozlov
David Thierman
Jeffrey Graves
Panayotis Xouris
Keith Clarence Rice And ...
Crown Block Capital LLC
Byron W. Smith
Melvin J. Levy
Abhijit Das
Robert Lees
Maria & Jerry Weaver
Jeff Pinc
David A Burnie
Felix Schwartz
Matt Gilbert
John L Sonnier
Rodney Wade
Phyllis Huang
William J. Cronin
Wade Howard
Joseph J Arch
Douglas P Zmolek
Susan Kunz
Wesley Pearl
Richard Silverstein
Sreenatha R Palnati
Arlene Austin
Rodney K. Blank
Li Hsiong Virginia Tong
Vic Mandarich
Steven Frazier Child
Vidit Agrawal
Ronald David Shestokes
Qiang Lai
Travis Given
Brad G Farber
Gary Logan
Bruce Taylor
William Courtright
Daymon Chad Merrill
Richard Hagopian
Adli Tofaha
Keith Martin
Ken BREHNAN
Robert Shane
Rahul Nimje
L. E. Arrington
Babanna Suresh
Edward L Hulsey
Michael Dornbrook
H. Gerald Schiff
David Miller
Michael C Kirby
Marcin Szymanski
Clemens Bodner
Stanley Forward
Eric Lam
Selma Sahin
Prashanth Anand
James Barnish
Janine Kutas-Hille
Mary Jo Potter
Badis Ben Hamida
Julie Selkirk
Thomas C Breznau
Timothy W Fisher
Richard Wineman
Brian Kimball
Preston O. McCain
Marek Vrba
James L. Wedo
Eduardo Borromeo
Anthony Omokha
Jose Guevara
Van Duc Nguyen
Peter Warren
Joyce Mazerolle
Lon HOSKINS
Fred Wolfe
Warren Benedetto
Omar Ali
Larry Willhoite
Joe W. Smith
Yinka Afolabi
Jean O. Demers
Stacy Morse
Robert Abele
Richard Rogers
David Boardman
Wayne H. Ho
Richard Robinson
Virgil Stamatoiu
N. Rashad Jones
Durell THompson
John Prestidge
Walter Wright
William A Dotschkal
Robert Morrow
Dennis Foster Marsh
Phillip Wright
Chad Ta
Ralph Henry
Pratap Manne
Billy H Herriott Sr
Evan Geller
James Nolan
Sairam Suresh
Michael Miraglia
John P Small
Brian Didsbury
PJ King
Mark Donovan
Donald Reed Dickinson
Robert Snibbe
Ronald Cunningham
Richard K Smith
Sharath Murthy
Roger Sipe
Nicolas Ruiz
Deepa Sood
Margaret Bender
Rolando Antonio Casella
Scott E Kaplan
Jimmy Traettino
Andrew Horvath
Steven Silets
Jeff Lloyd
Allen Woppert
Michael Artis
Rory Meyer
Jack Putnam
William Jerry Rhodes
Leonard Goerss
Mark Weissman
Michael Fisher
Abinet Boku
Rick Julian
Andrews Jaros
Vitaliy Kushnerov
Earl M Armstrong
Allen Weiss
Takashi Tokudomi
John Pigott
Wlodzimierz Szepielow
David Harkman
Patricia Koide
Keyur Patel
Wenhong Peng
Edward McCormick
Viswanadha R. Bommepa...
Steven Van Zeeland
Ralph Kaplan
Safeer Shah Ehsan HABIB
Vijay Kumar Rajpurohit
Brian Roe
Cynthia Thompson
John Dixon
Shih Chiang Chung
William Repp
Jane Lai
Patrick G Enright
Mitchell Ange
Ling Fan
Barton Whitfield
Grant Broker
Naveen Aujla
Lousindi Sabourin
Dennis E. Cooper
Khalid Al Hosani
Chim Yong Chin
Fred Williams
Sean Hanagan
H Gerald Schiff
Max Francisco Jose Borr...
Ronald E Chandler
Jayachandran Nair
Charles R Thomson
Jayden Aviya Shagam
Dilraj Ghumman
Jean Oosthuizen
Peipei Xiang
Larry Belmonte
Carsten Kirchholtes
Marcel Obrejanu
Timothy Murray
John Capece
William T Fuller Jr
Ligong Ho
Emily B Strait
Gordon Stender
Dale Evans Falk
Nancy Sains Murillo
Kaiwa Sheldon
Leslie Williams
Ross Shapiro
Bob Wayne Au
Shaku D. Huffman
Frank J Lepiane
John Gratto
Carla Roberts
Felix Halim
Casimir S Skrzypczak
Mandy Merritt
Brijesh Sadarangani
Peter Netherton
Dennis Sharp
Eric Y Hsi
Daniel G URQUHART
Navin Patel
Joseph Green
Marc S Levin
Raman Sundararajan
Sherwood James Egbert
Cody Hays
Carol A. Smoke
Eric Hoxie
Maxime Rambaud
Nicholas Hepher
Dale Brockman
Nick Moudakis
Jeff Winter
Craig M Grossman
Hal Tepfer
Parth Patel
Christopher Pedrotti
Martin Wagner
Steve Morse
Mary A Gatzkiewicz
Keith Ryle
Dimitry Snezhkov
Sandra Finn
Joseph C. Oliver
Srinivas Gadiraju
David Slaughter
Johnny Evans
Anthony Lozinski
Kenneth Eckel
Patrick Sheard
Annette Roll
David Wright
Michael Napolitano
Keith Sims
Kirk Barnett
Douglas M Moeckel
Randy Paul
Rupesh ROY
Richard W RICHARDSON
Jack Heald
Mark Auslander
Run Ku
Stephen William WALLS
Ronald Pulver
Leroy T Baseman
Paul Gardner
Ravindra R. Kandula
Craig Andrew Rowland
Michel Bernier
Michael Mills
Matthew N Voldeng
Jacquelyne Nichols
Richard Bjelland
James G. Holway
Robert Jones
Thomas J Hedrick
Robert J Ladecky
Midhat Qidwai
Michael Morgan
Kenneth Klein
Keith Gould
Richard Babjak
Paul Kishter
Humberto Avila
Clyde F Wertz
Edwin G Erdman
James Durna
Antony Lagana
Erik Berggren
Russell Reynolds
Keith Bell
Ricky Mac
Patricia McCorry
Harold E WILLS
Stanley Smith
Eric King
Charles Swierczynski
Norbert F Kowalczyk
Daniel Erlanger
Bryan Osborne
Margarete Mueller
Phil Apostolou
Christopher Chung
John F Croley
David Reynolds
Tom Binns
Robert C. Doherty
Zimirah K. Benyehudah
John P Martin
Emmanuel Thomas
David Presson
Parsa Shabani
John Charles
James Harbal
Joseph Chung
David E HAAG
Wai Wa LI
Brett Grossman
Scott Li
Mohammad S. Bhuiyan
James Shields
Tom Ordanis
Ramachendra P Batni
John Cooksey
Prashant Kamath
Robert Gardner
Fred Albright
Gregg Carlson
Robert Gillespie
Robert Stoddard Jr.
Angelo Valenti
Debra Jane Fulton
Jeffery A Sorrick
Daniel N Vinocur
Alec McNayr
Debra A Schultz
Bruce Oliver
Jason Chalecki
Nicholas W Adamson
Simon Dudai
Danny Gorman
Joseph Shield
Jerry P Lucchesi
Jack Poissant
Oleg Kozhukhovskiy
Veerraju Kavikondala
Scott Kreke
Paresh G Vallabh
Joseph Semborski
Kiran Patel
Stan Lovegren
Steve Brown
Milosav Zivkovic
William Arnold
Andrew Orrison
Scott Zitofsky
John Kucheran
Jubal Farrow
David Christensen
Eugene Hale
Leslie Funderburg
Anthony Giordano
Maria Joseph Sundarraj
Mark Osier
Gideon Cook
Vincent Mach

Thank You!

From the EVELO Team



Boris Mordkovich
CEO



Yevgeniy Mordkovich
CTO



Bill Cummings
Director of Customer Service



Gonzalo Sanchez Sarmiento
Director of Marketing



Alex Stegemann
Director of Sales - East



John O'Donnell
Director of Sales - West

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Yevgeniy Mordkovich	CTO @ Evelo	2012
Boris Mordkovich	CEO @ Evelo	2012

Officers

OFFICER	TITLE	JOINED
Yevgeniy Mordkovich	CTO	2012
Boris Mordkovich	CEO	2012

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Boris Mordkovich	2,500,000 Common Stock	34.3%
Yevgeniy Mordkovich	2,500,000 Common Stock	34.3%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
09/2015	$750,000		Regulation D, Rule 506(b)
01/2017	$203,000	Preferred Stock	Regulation D, Rule 506(c)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURREN
Multiple Private Investors	07/15/2017	$337,500	$428,625	9.0%	07/15/2020	Yes
Eitan Frachtenberg	01/02/2019	$50,000	$50,000	9.0%	01/01/2022	Yes
Multiple	01/15/2020	$130,000	$130,000	9.0%		Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Debt	337,500	337,500	No
Common	10,000,000	5,000,000	Yes
Preferred Stock	2,766,578	0	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	426,000

Risks

We may face product liability claims and recalls. We face an inherent risk of exposure to product liability claims if the use of our products results, or is alleged to result, in personal injury and/or property damage. If we manufacture a defective product or if component failures result in damages that are not covered by warranty provisions, we may experience material product liability losses in the future. In addition, we may incur significant costs to defend product liability claims. We could also incur damages and significant costs in correcting any defects, may lose sales, and may suffer damage to our reputation. Significant product liability claims could have a material adverse effect on our financial conditions, results of operations, and cash flow. Moreover, the adverse publicity that may result from a product liability claim or perceived or actual defect with our products could have a material adverse effect on our ability to successfully market our products. We are also subject to potential recalls of our products from customers to cure manufacturing defects or in the event of a failure to comply with applicable regulatory standards as well as potential recalls of components or parts manufactured by suppliers that we purchase and incorporate into our products. Significant product recalls could have a material adverse effect on our financial condition, results of operations, and cash flows.

Our industry requires us to stay innovative. Over the last few years, we have introduced several new products to market. While this has allowed us to achieve our current levels of revenue, to succeed in the industry, it is important to be able to introduce new products each year that are innovative, priced appropriately, and have customer appeal. The level at which we are designing our new products is higher than what we have done previously. It may be possible that the products will get delayed in design or production and take longer than expected or not get released at all, which could have a material adverse effect on our business, financial condition or results of operations.

We may miss our financial forecasts. Although we make the best effort to accurately forecast demand and sales, due to the limited history of the business and past performance, we may not always get it accurate. By overestimating or underestimated potential revenue, it may negatively impact our business and ability to become profitable.

Our market is very competitive. Although we believe that the products we have developed possess advantages, considerable competition in the market for our product exists. Many of our potential competitors have substantially greater financial, research and development, marketing, and other resources than us. Because of rapid technological changes that may occur in the industry, no assurances can be made that competitors will not develop products with similar capabilities but at a lower cost to the industry that will render our products obsolete or noncompetitive.

We may not be able to adequately protect our proprietary technology . We believe that our success will depend upon our ability to protect any proprietary technology that we develop. Other companies may develop similar or superior products, technologies and systems that may not be covered by our intellectual property rights, attempt to duplicate our products, or design around our products. We can make no assurances that we will have the financial resources to bring suits against third parties who may infringe on our intellectual property rights.

We have no independent manufacturing capability. To manufacture our products, we rely on outsourced manufacturing companies. Any problems experienced by such suppliers could negatively affect our operations. Any significant problems experienced by our manufacturers or their suppliers could result in delays or interruptions in the supply of materials to us until the problem is cured or until we locate an alternative source of supply. Any delay or interruption would likely lead to a delay or interruption in production and could have a material adverse effect on our business, financial condition or results of operations.

We may have a need for additional funding. We may have substantial future cash requirements but no assured financing source to meet such requirements. We do not know whether additional financing will be available when needed or on terms favorable to us or our shareholders. We may raise necessary funds through public or private equity offerings or debt financings, among other methods. To the extent that we raise additional capital by issuing equity securities, our shareholders will experience dilution.

We are an early stage company and are not currently profitable. We cannot be certain that our business will be successful or that it will generate significant revenues and become profitable. An investment into an early stage corporation is very risky and we cannot guarantee the future success of our business.

We are dependent upon certain key members of management. Our success will depend to a significant degree on the abilities and efforts of our senior management. Moreover, our success depends on our ability to attract, retain and motivate qualified management, marketing, technical and sales personnel. These people are in high demand and often have competing employment opportunities. The labor market for skilled employees is highly competitive and we may lose key employees or be forced to increase their compensation to retain these people. Employee turnover could significantly increase our recruitment, training and other related employee costs. The loss of key personnel, or the failure to attract qualified personnel, could have a material adverse effect on our business, financial condition or results of operations.

Portions of our operating expenses and costs of goods sold are relatively fixed, and we may have limited ability to reduce expenses sufficiently in response to any revenue shortfalls. Many of our operating expenses are relatively fixed. We may not be able to adjust our operating expenses or other costs sufficiently to adequately respond to any revenue shortfalls. If we are unable to reduce operating expenses or other costs quickly in response to any declines in revenue, it would negatively impact our operating results, financial condition and cash flows.

Our results of operations could be materially harmed if we are unable to accurately forecast demand for our products. We often schedule internal production and place orders for products with independent manufacturers before our customers' orders are firm. Therefore, if we fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of product to deliver to our customers. Factors that could affect our ability to accurately forecast demand for our products include: - an increase or decrease in consumer demand for our products or for products of our competitors; - our failure to accurately forecast customer acceptance of new products; - new product introductions by competitors; - unanticipated changes in general market conditions or other factors, which may result in cancellations of orders; - weak economic conditions or consumer confidence, which could reduce demand for discretionary items such as our products; and - terrorism or acts of war, or the threat of terrorism or acts of war, which could adversely affect consumer confidence and spending or interrupt production and distribution of product and raw materials. There can be no assurance that we will be able to successfully manage inventory levels to exactly meet future order and reorder requirements.

Seasonality and weather conditions may cause our operating results to vary from quarter to quarter. Sales of bicycle products may be seasonal in certain parts of the world. Weather conditions may also negatively impact sales. These factors could have a material adverse effect on our business, results of operations, and financial condition.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the founders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions (other than through its voting rights). The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the founders may change the management of the Company, and even force out minority holders of securities. The founders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

Based on target number of securities and target offering amount, including reasonable market analysis. In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

EVELO, Inc.

- New York Corporation
- Organized January 2012
- 7 employees

241 S Lander St.
Suite 30
Seattle WA 98134

www.evelo.com

Business Description

Refer to the EVELO profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

EVELO is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/evelo/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*